          CUSIP NO. 25212W100                                                                          Page 1 of 14

                                                                                     UNITED STATES

                                                                  SECURITIES AND EXCHANGE COMMISSION

                                                                             Washington, D.C. 20549

                                                                                      SCHEDULE 13D

                                                            Under the Securities Exchange Act of 1934

                                                                                (Amendment No. 3)*

                                                                                DEX ONE CORPORATION

                                                                                  (Name of Issuer)

                                                              Common Stock, par value $.001 per share

                                                                      (Title of Class of Securities)

                                                                                        25212W100

                                                                                    (CUSIP Number)

                                                                                       Maria Gray

                                                                        Vice President and Secretary

                                                                           Franklin Resources, Inc.

                                                                               One Franklin Parkway

                                                                           San Mateo, CA 94403‑1906

                                                                                      800‑632‑2350

                                             (Name, Address and Telephone Number of Person Authorized to

                                                                  Receive Notices and Communications)

                                                                                       May 4, 2012

                                                (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or

          240.13d‑1(g), check the following box.[ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

          including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

          CUSIP NO. 25212W100                                                                        Page 2 of 14

          1.     NAMES OF REPORTING PERSONS.

                      Franklin Resources, Inc.

          2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.     SEC USE ONLY

          4.     SOURCE OF FUNDS

                      See Item 3

          5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                      PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

          6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.     SOLE VOTING POWER

                      (See Item 5)

          8.     SHARED VOTING POWER

                      (See Item 5)

          9.     SOLE DISPOSITIVE POWER

                      (See Item 5)

          10.    SHARED DISPOSITIVE POWER

                      (See Item 5)

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,488,053

          12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                      CERTAIN SHARES [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      26.8%

          14.    TYPE OF REPORTING PERSON

                      HC, CO (See Item 5)

          CUSIP NO. 25212W100                                                                           Page 3 of 14

          1.     NAMES OF REPORTING PERSONS.

                      Charles B. Johnson

          2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.     SEC USE ONLY

          4.     SOURCE OF FUNDS

                      See Item 3

          5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                      PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

          6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.     SOLE VOTING POWER

                      (See Item 5)

          8.     SHARED VOTING POWER

                      (See Item 5)

          9.     SOLE DISPOSITIVE POWER

                      (See Item 5)

          10.    SHARED DISPOSITIVE POWER

                      (See Item 5)

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,488,053

          12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                      CERTAIN SHARES [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      26.8%

          14.    TYPE OF REPORTING PERSON

                      HC,IN (See Item 5)

          CUSIP NO. 25212W100                                                                        Page 4 of 14

          1.     NAMES OF REPORTING PERSONS.

                      Rupert H. Johnson, Jr.

          2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.     SEC USE ONLY

          4.     SOURCE OF FUNDS

                      See Item 3

          5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                      PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

          6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.     SOLE VOTING POWER

                      (See Item 5)

          8.     SHARED VOTING POWER

                      (See Item 5)

          9.     SOLE DISPOSITIVE POWER

                      (See Item 5)

          10.    SHARED DISPOSITIVE POWER

                      (See Item 5)

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,488,053

          12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                      CERTAIN SHARES [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      26.8%

          14.    TYPE OF REPORTING PERSON

                      HC,IN (See Item 5)

          CUSIP NO. 25212W100                                                                          Page 5 of 14

          1.     NAMES OF REPORTING PERSONS.

                      Franklin Advisers, Inc.

          2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                      (a)

                      (b) X

          3.     SEC USE ONLY

          4.     SOURCE OF FUNDS

                      See Item 3

          5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                      PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

          6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      California

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.     SOLE VOTING POWER

                      13,365,489

          8.     SHARED VOTING POWER

                      0

          9.     SOLE DISPOSITIVE POWER

                      13,488,053

          10.    SHARED DISPOSITIVE POWER

                      0

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      13,488,053

          12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

                      CERTAIN SHARES [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      26.8%

          14.    TYPE OF REPORTING PERSON

                      IA,CO (See Item 5)

          CUSIP NO. 25212W100                                                                           Page 6 of 14

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on June 8, 2010 (the “Original Schedule 13D”,

together with Amendments No. 1 and 2 to the Original Schedule 13D, the “Schedule 13D”).  Unless

otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.001 per share (the "Common Stock" ), of DEX ONE

CORP., a Delaware  corporation (the "Issuer"), whose principal executive offices are located at 1001

Winstead Drive, Cary, North Carolina 27513.

     Item 2. Identity and Background

(a)-(c), (f)  The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto.  The directors and principal executive officers of Franklin Resources, Inc. (“FRI”) and Franklin

Advisers, Inc. (“FAV”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock was issued in connection with the Issuer’s emergence from Chapter 11 bankruptcy under a joint plan of reorganization of the Issuer and its subsidiaries effective as of January 29, 2010 (the “Plan”).  The

Plan was described in the Issuer’s Current Report on Form 8-K filed on February 4, 2010.  Unsecured debt beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are clients (collectively, “Clients”) of investment managers that are direct and indirect subsidiaries (collectively,

the “Investment Management Subsidiaries”) of FRI, including FAV, was exchanged for the Common Stock pursuant to the Plan.  In addition, in connection with the Plan, certain of the Clients received the Issuer’s Senior

Subordinated Notes (the “Notes”) which are subject to the Indenture as defined and described below.

          CUSIP NO. 25212W100                                                                            Page 7 of 14

          Item 4.  Purpose of Transaction

The Investment Management Subsidiaries acquired the Common Stock for the Clients for the purpose of investment.  None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the

Issuer other than on behalf of the Clients.

Under that certain Restructuring Support Agreement dated as of May 28, 2009 (the “Noteholder Support

 Agreement”) relating to the Notes, among the Issuer, its subsidiaries and certain of the Issuer’s noteholders, including FAV and certain of the Clients (the “Franklin Entities”), the Franklin

Entities had the right to select three of the Issuer’s directors in connection with the Plan.  The

Franklin Entities selected Richard L. Kuersteiner, who then served as a consultant to FRI,

subsequently became an employee of FRI, and then retired from FRI and its affiliates on April 30,

2012.  Prior to April 30, 2012 Mr. Kuersteiner served in various capacities at FRI since 1990,

including Director of Restructuring, Managing Corporate Counsel, Associate General Counsel, and

served as an officer of various Franklin Templeton funds.  The Franklin Entities also supported two other directors selected by other parties to the Noteholder Support Agreement, Mark A. McEachen

and Alan F. Schultz.  Mr. McEachen and Mr. Schultz are not affiliated with any of FRI, the Investment

 Management Subsidiaries or the Clients.  A copy of the form of Noteholder Support Agreement is attached to the Original Schedule 13D as Exhibit D and is incorporated herein by reference.  Mr.

McEachen and Mr. Schultz have not served at any time as representatives of FRI, the Investment

Management Subsidiaries or the Clients, and Mr. Kuersteiner is no longer affiliated with FRI, the

Investment Management Subsidiaries or the Clients and is now not a representative of FRI, the

Investment Management Subsidiaries or the Clients.

The Issuer and certain of the Clients entered into a Registration Rights Agreement pursuant which the

Issuer agreed to cause shares of the Common Stock and the Notes to be registered under Section 5 of the

Securities Act of 1933, as amended, in accordance with the terms and conditions of that Agreement.  The registration statement became effective on April 16, 2010.  The Registration Rights Agreement is

incorporated by reference herein as Exhibit E.

Also pursuant to the Plan, the Issuer and The Bank of New York Mellon entered into an Indenture

(the “Indenture”) in connection with the issuance of the Notes.  The terms of the Indenture, among others, require the Issuer to offer to repurchase the Notes at par after certain changes of control involving the Issuer.  The Indenture provides that a change in control includes any person other than any Franklin Entity (as defined in the Indenture), becoming the ultimate beneficial owner,

directly or indirectly, of 50% or more of the total voting power of the Issuer’s voting stock on a fully diluted basis.  The Indenture is incorporated by reference herein as Exhibit F.

On January 29, 2010, the Issuer’s board of directors adopted resolutions providing that issuing the

Common Stock to the Franklin Entities pursuant to the Plan, and any subsequent transfers among the

Franklin Entities, were approved such that the restrictions on business combinations in Section 203 of the Delaware General Corporation Law will not apply to any of the Franklin Entities.  That statute prohibits a person who owns 15% or more of an issuer’s outstanding voting stock from merging or combining with the issuer for three years after the transaction in which the person acquired such 15%,

unless the merger or combination is approved as provided by the statute.

The Investment Management Subsidiaries, on behalf of the Clients, may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately‑negotiated purchases or otherwise, and may also, depending upon then‑current circumstances, dispose of all or a portion of the Common Stock in one or more transactions.  Additionally, the Investment Management

Subsidiaries reserve the right on behalf of the Clients, to exercise any and all of their rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities,

including without limitation to carry out any of the actions or transactions described in paragraphs

(a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the

Investment Management Subsidiaries.

          Item 5.   Interest in Securities of the Issuer

(a‑b) The 13,488,053 shares of Common Stock covered by this Schedule 13D, representing 26.8% of the outstanding Common Stock, are beneficially owned by the Clients.  Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by the Clients, except as otherwise disclosed below.  Therefore, for purposes of Rule 13d‑3 under the Act,

the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Common Stock.

          CUSIP NO. 25212W100                                                                            Page 8 of 14

Beneficial ownership by the Investment Management Subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998)

relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by

Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI,

are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI,

its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”).

Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding Common Stock of FRI and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the Principal Shareholders and each of the Investment Management

Subsidiaries disclaim any pecuniary interest in any of the Common Stock.  In addition, the filing of this Schedule

13D on behalf of the Principal Shareholders, FRI and the FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Common Stock.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a

“group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock held by any of them or by any persons or entities for whom or for which the Investment Management Subsidiaries provide investment management services.

The number of shares of Common Stock as to which each reporting person on this Schedule 13D and other Investment

Management Subsidiaries has:

(i)	Sole power to vote or to direct the vote of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	13,365,489

(ii)	Shared power to vote or to direct the vote of the Common Stock:	0

(iii)	Sole power to dispose or to direct the disposition of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	13,488,053

(iv)	Shared power to dispose or to direct the disposition of the Common Stock:	0

          CUSIP NO.  25212W100                                                                          Page 9 of 14

          (c)    Other than the transactions described in Exhibit G, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common

            Stock during  the past sixty days.

          (d)    No person other than the Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, except Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of

            1940, has an interest in 10,242,757 shares of Common Stock, or 20.4% of the class and Franklin Income Securities

            Fund, a series of Franklin Templeton Variable Insurance Products Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 2,642,381 shares of Common Stock, or 5.3% of the class.

          (e)    Not applicable

          Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

                          Issuer

As of May 24, 2010, Dick Kuersteiner, who serves on the board of the Issuer again became an employee of

FRI and as of April 30, 2012 Mr. Kuersteiner retired from FRI and its affiliates.  Prior to April 30, 2012

Mr. Kuersteiner served in various capacities at FRI since 1990, including Director of Restructuring, Managing

Corporate Counsel, Associate General Counsel, and served as an officer of various Franklin Templeton funds.

Mr. Kuersteiner is no longer affiliated with FRI, the Investment Management Subsidiaries or the Clients and

is now not a representative of FRI, the Investment Management Subsidiaries or the Clients.  The Franklin

Entities also supported two other directors selected by other parties to the Noteholder Support Agreement,

Mr. McEachen and Mr. Schultz.  Mr. McEachen and Mr. Schultz are not affiliated with any of FRI, the

Investment Management Subsidiaries or the Clients.  Mr. McEachen and Mr. Schultz have not served at any time as representatives of FRI, the Investment Management Subsidiaries or the Clients.  Otherwise, other than as disclosed above and elsewhere in this Schedule 13D, no persons named in Item 2 herein, nor to the best of such person’s knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.  Material to Be Filed as Exhibits

      Exhibit A:  Executive Officers and Directors of FRI and FAV

      Exhibit B:  Joint Filing Agreement, dated as of May 4, 2012

      Exhibit C:  Limited Powers of Attorney, incorporated herein by reference to the Original Schedule 13D

      Exhibit D:  Form of Restructuring Support Agreement dated as of May 28, 2009, incorporated herein by reference to the

                  Original Schedule 13D

      Exhibit E:  Registration Rights Agreement dated January 29, 2010, incorporated herein by reference to

 Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed February 4, 2010.

     Exhibit F:  Indenture dated January 29, 2010, incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current

                 Report on Form 8-K filed February 4, 2010, incorporated herein by reference to the Original Schedule 13D

      Exhibit G:  Transactions in the Past 60 Days

          CUSIP NO. 25212W100                                                                        Page 10 of 14

                                                                              Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 4, 2012

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:  /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Maria Gray

Vice President and Secretary of Franklin Resources, Inc.

Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

Franklin Income Fund

Franklin Templeton Variable Insurance Products Trust on behalf of

             Franklin Income Securities Fund

By:  /s/ROBERT C. ROSSELOT

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Robert C. Rosselot

Vice President and Assistant Secretary of Franklin Custodian Funds

Vice President and Assistant Secretary of Franklin Templeton Variable Insurance Products Trust

 CUSIP NO.       25212W100                                                            Page 11 of 14

                                              EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, a Director and a Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI;	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	Executive Vice President and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Alternative Strategies, FRI Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisory Services, FRI;	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Investment Management, FRI Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Samuel H. Armacost	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Chairman and CEO, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  25212W100                                                                      Page 12 of 14

Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Senior Vice President – General Counsel, The Clorox Company	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Anne M. Tatlock	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and Chief Investment Officer and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alison E. Baur	Assistant Secretary, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

          FRI:    Franklin Resources, Inc.

                        One Franklin Parkway

                        San Mateo, CA 94403‑1906

         A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open‑end and closed‑ end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.

         FRI is the direct parent entity to FAV (see further description below).

         FAV:    Franklin Advisers, Inc.

                       One Franklin Parkway

 San Mateo, CA  94403‑1906

        An investment adviser registered with the SEC and investment manager or sub‑adviser to a number of U.S.

        registered open‑end and closed‑end investment companies in the Franklin Templeton Group of Funds,

        non‑U.S. investment funds and private client accounts.

          CUSIP NO.  25212W100                                                                         Page 13 of 14

                                                   EXHIBIT B

                                                                              JOINT FILING AGREEMENT

           In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

           IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of May 4, 2012.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:  /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Maria Gray

Vice President and Secretary of Franklin Resources, Inc.

Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

Franklin Income Fund

Franklin Templeton Variable Insurance Products Trust on behalf of

             Franklin Income Securities Fund

By:  /s/ROBERT C. ROSSELOT

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Robert C. Rosselot

Vice President and Assistant Secretary of Franklin Custodian Funds

Vice President and Assistant Secretary of Franklin Templeton Variable Insurance Products Trust

CUSIP NO.       25212W100                                                                      Page 14 of 14

                                                    EXHIBIT G

                                        TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a sale of Common Stock in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
3/7/2012	150,000	1.6912
3/7/2012	27,281	1.7000
3/8/2012	150,000	1.6892
3/9/2012	442,000	1.7774
3/12/2012	164,877	1.5719
3/13/2012	11,800	1.5529
3/14/2012	107,100	1.5543
3/15/2012	3,520	1.5523
3/28/2012	171,689[1]	1.3500

Footnote to Schedule 13D

1 This amount is different than that shown on FRI’s Form 4 filed for the same date because it includes 4,650 shares held in an account managed by an FRI affiliate, which shares were not included on certain of FRI’s Forms 4.  Those shares are no longer held in that account.